==============================================================================


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                            For the Month of MAY 2004

                          Commission File No.: 0-13966

                        MERCURY PARTNERS & COMPANY INC.
                  (Translation of Registrant's name into English)

    SUITE 613, 375 WATER STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6B 5C6
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      [X]  Form 20-F          [ ]  Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                 -----

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                 -----

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes          No   X
                        ----        -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_________________.


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


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                         MERCURY PARTNERS & COMPANY INC.







                      Notice of Annual And Special Meeting
                          and Management Proxy Circular









                       Time:     Wednesday,  June  30,  2004
                                 at  8:00  a.m.

                       Place:    Suite  613,  375  Water  Street
                                 Vancouver,  British  Columbia
                                 V6B  5C6


--------------------------------------------------------------------------------

                         MERCURY PARTNERS & COMPANY INC.


NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 30, 2004


TO:          The  Shareholders  of  Mercury  Partners  &  Company  Inc.

NOTICE IS HEREBY GIVEN that the annual and special meeting of the shareholders of Mercury Partners & Company Inc. (the "Corporation") will be held in Vancouver, British Columbia, at Suite 613, 375 Water Street on Wednesday, the 30th day of June, 2004, at 8:00 a.m. (Vancouver time) (the "Meeting"), for the following purposes:

1. To receive and consider the financial statements of the Corporation for the financial year ended December 31, 2003, together with the report of the auditors thereon;

2.     To  elect  one  Class  II  director  of  the  Corporation;

3. To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors for the ensuing year;

4. To consider and, if thought fit, to pass, with or without variation, a special resolution in substantially the form of resolution 1 set out in Schedule A to the management proxy circular relating to the Meeting (the "Proxy Circular") approving the amendment to the Corporation's Articles to change of the name of the Corporation from "Mercury Partners & Company Inc." to "Middle Group Ventures Inc." or to such other name as determined by the directors and that is acceptable to the Yukon Registrar of Corporations and the TSX Venture Exchange and Paragraph 1 of the Articles of the Corporation shall be altered to read as follows: "1. Name of Corporation: "Middle Group Ventures Inc."" or to such other name as determined by the directors and that is acceptable to the Yukon Registrar of Corporations and the TSX Venture Exchange. In addition, this special resolution authorizes the directors to revoke such resolution prior to it being acted upon without further approval of the shareholders of the Corporation;

5. To consider and, if thought fit, to pass, with or without variation, a special resolution in substantially the form of resolution 2 set out in Schedule A to the Proxy Circular approving the reduction of the capital stock and deficit accounts as maintained by the Corporation. In addition, this special resolution authorizes the directors to revoke such resolution prior to it being acted upon without further approval of the shareholders of the Corporation;

6. To consider and, if thought fit, to pass, with or without variation, an ordinary resolution in substantially the form of resolution 3 set out in Schedule A to the Proxy Circular approving, adopting and ratifying a stock option plan for the Corporation in substantially the form presented to the directors of the Corporation as described in the Proxy Circular; and

7. To transact such other business as may properly come before the Meeting or any adjournments thereof.

Accompanying this notice of meeting is the Proxy Circular, a form of proxy and a form whereby shareholders of the Corporation may request to be added to the Corporation's supplemental mailing list.

Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the Proxy Circular accompanying this notice of meeting. A proxy will not be valid unless it is deposited at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or any adjournments thereof.

DATED  at  Vancouver,  British  Columbia,  this  18th  day  of  May,  2004.

                       BY  ORDER  OF  THE  BOARD  OF  DIRECTORS

                       /s/  Tom  S.  Kusumoto
                      -------------------------------------------
                      Tom  S.  Kusumoto
                      President  and  Secretary


--------------------------------------------------------------------------------
IF YOU ARE A NON-REGISTERED SHAREHOLDER OF THE CORPORATION AND RECEIVE THESE MATERIALS THROUGH YOUR BROKER OR THROUGH ANOTHER INTERMEDIARY, PLEASE COMPLETE AND RETURN THE MATERIALS IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED TO YOU BY YOUR BROKER OR BY THE OTHER INTERMEDIARY. FAILURE TO DO SO MAY RESULT IN YOUR SHARES NOT BEING ELIGIBLE TO BE VOTED BY PROXY AT THE MEETING.
--------------------------------------------------------------------------------

                         MERCURY PARTNERS & COMPANY INC.

--------------------------------------------------------------------------------

                            MANAGEMENT PROXY CIRCULAR

--------------------------------------------------------------------------------

   INFORMATION PROVIDED AS AT MAY 18, 2004 FOR THE ANNUAL AND SPECIAL MEETING OF
            SHAREHOLDERS TO BE HELD ON JUNE 30, 2004 (THE "MEETING").

--------------------------------------------------------------------------------

THIS MANAGEMENT PROXY CIRCULAR (THE "PROXY CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY MANAGEMENT OF MERCURY PARTNERS & COMPANY INC. (THE "CORPORATION") FOR USE AT THE MEETING, AND AT ANY ADJOURNMENTS THEREOF AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE NOTICE OF MEETING DATED MAY 18, 2004 (THE "NOTICE OF MEETING".)

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Corporation at nominal cost. The cost of this solicitation will be borne by the Corporation. The Notice of Meeting, form of proxy (the "Proxy") and this Proxy Circular will be mailed to beneficial owners of common shares of the Corporation commencing on or about May 19, 2004. In this Proxy Circular, except where otherwise indicated, all dollar amounts are expressed in Canadian currency.

                                   RECORD DATE

The board of directors of the Corporation have set the close of business on May 17, 2004 as the record date (the "Record Date") for determining which shareholders of the Corporation shall be entitled to receive notice of and to vote at the Meeting. Advance notice of the record date for the Meeting was published in The Globe and Mail on Monday, May 10, 2004. Only shareholders of record as of the Record Date are entitled to receive notice of and to vote at the Meeting, unless after the Record Date, a shareholder of record transfers its common shares and the transferee (the "Transferee"), upon establishing that the Transferee owns such common shares, requests in writing, at least 10 days prior to the Meeting or any adjournments thereof, that the Transferee may have his or her name included on the list of shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such shares at the Meeting. Such written request by the Transferee shall be filed with the Secretary of the Corporation, Suite 613, 375 Water Street, Vancouver, British Columbia, V6B 5C6.

                           APPOINTMENT OF PROXYHOLDERS

The persons named in the accompanying Proxy as proxyholders are management's representatives. A shareholder of the Corporation desiring to appoint some other person (who need not be a shareholder of the Corporation) to represent him or her at the Meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the Proxy or by completing another proper Proxy and, in either case, delivering the completed Proxy to the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or any adjournments thereof.

                                VOTING OF PROXIES

If the Proxy is completed, signed and delivered to the Corporation, the persons named as proxyholders therein shall vote or withhold from voting the shares in respect of which they are appointed as proxyholders at the Meeting, in accordance with the instructions of the shareholder of the Corporation appointing them, on any show of hands and or any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the persons appointed as proxyholders shall vote accordingly. The Proxy confers discretionary authority upon the persons named therein with respect to all other matters which may properly come before the Meeting or any adjournments thereof. As of the date of this Proxy Circular, the board of directors of the Corporation knows of no such amendments, variations or other matters to come before the Meeting, other than matters referred to in the Notice of Meeting. However, if other matters should properly come before the Meeting, the Proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the Proxy.

IF NO CHOICE IS SPECIFIED BY A SHAREHOLDER OF THE CORPORATION WITH RESPECT TO ANY MATTER IDENTIFIED IN THE PROXY OR ANY AMENDMENT OR VARIATION TO SUCH MATTER, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE PROXY WILL VOTE THE SHARES REPRESENTED THEREBY IN FAVOUR OF SUCH MATTER.

                             NON-REGISTERED HOLDERS

ONLY REGISTERED SHAREHOLDERS OR DULY APPOINTED PROXYHOLDERS ARE PERMITTED TO VOTE AT THE MEETING. MOST SHAREHOLDERS OF THE CORPORATION ARE "NON-REGISTERED SHAREHOLDERS" BECAUSE THE SHARES THEY OWN ARE NOT REGISTERED IN THEIR NAMES BUT ARE INSTEAD REGISTERED IN THE NAME OF THE BROKERAGE FIRM, BANK OR TRUST COMPANY THROUGH WHICH THEY PURCHASED THE SHARES. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a depository (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of applicable securities laws, the Corporation has distributed copies of the Notice of Meeting, this Proxy Circular, the Proxy and a supplemental mailing list return card (collectively, the "Meeting Materials") to the depositories and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

  (a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the offices of the Corporation; or

  (b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder's name in the blank space provided, or in the case of a proxy authorization form, follow the corresponding instructions on the form. IN EITHER CASE, NON-REGISTERED HOLDERS SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS OF THEIR INTERMEDIARY, INCLUDING THOSE REGARDING WHEN AND WHERE THE PROXY OR PROXY AUTHORIZATION FORM IS TO BE DELIVERED.

                              REVOCABILITY OF PROXY

Any shareholder of the Corporation returning the enclosed Proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chairperson of the Meeting prior to the commencement of the Meeting.

                   VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation's authorized capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of Class A preferred shares having the preferences, rights, conditions, restrictions, limitations and prohibitions as set forth in the Corporation's Articles. As at May 17, 2004, there were a total of 8,183,733 common shares of the Corporation outstanding. Each common share entitles the holder thereof to one vote.

To the knowledge of the directors and senior officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the votes attached to the issued and outstanding common shares of the Corporation.

                              ELECTION OF DIRECTORS

The Corporation's Articles provide for three classes of directors with staggered terms. Each director holds office until the expiry of his term or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Bylaws of the Corporation or with the provisions of the Business Corporations Act (Yukon). At each annual meeting of the Corporation, a class of directors is elected to hold office for a three year term. Successors to the class of directors whose terms expire are identified as being of the same class as the directors they succeed and are elected to hold office for a term expiring at the third succeeding annual meeting of shareholders of the Corporation. A director appointed or elected to fill a vacancy on the board of directors holds office for the unexpired term of his predecessor. At the Meeting, shareholders of the Corporation will be called upon to elect one Class II director. Greg MacRae (the "nominee"), is to be elected as a Class II director to serve for a term of three years until the annual meeting of shareholders of the Corporation for the year 2006, to be held in the year 2007.

While management does not contemplate that any of the nominees will be unable to serve as a director, if, prior to the Meeting, any vacancies occur in the slate of such nominees for any reason, the management representatives designated in the Proxy solicited in respect of the Meeting shall have the discretionary authority to vote for the election of any other person or persons as directors. Proxies received by the directors on which no designation is made will be voted for the management nominees for election as directors or any substitute nominees thereof as may be determined by management, if necessary. Tom S. Kusumoto, a Class III director, has one year remaining in his term as a director of the Corporation, which expires at the 2004 annual meeting of shareholders of the Corporation, to be held in the year 2005. Alex W. Blodgett has 2 years remaining in his term as a director of the Corporation, which term expires at the 2005 annual meeting of shareholders of the Corporation, to be held in the year 2006.

The following table and notes thereto states the name of each person proposed to be nominated by management for election as a director and each director of the Corporation whose term will continue after the Meeting, all offices of the Corporation now held by him, his principal occupation, the period of time for which he has been a director of the Corporation, and the number of common shares of the Corporation beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.


                                                                                         APPROXIMATE NUMBER
                                                                                         OF SHARES BENEFICIALLY
Name and Present                                                                         OWNED, DIRECTLY OR
Position With                                                                            INDIRECTLY, AS OF THE
the Corporation             PRINCIPAL OCCUPATION                 DIRECTOR SINCE          DATE HEREOF
----------------            --------------------                 --------------          ----------------------

Tom S. Kusumoto(1)         President, Secretary and Director         1998                    552,490(2)
President, Secretary       of Mercury Partners & Company Inc.,
and Director               North Group Limited; Director and
                           President of Pacific Northwest
                           Partners Limited; Director,
                           Wavefire.com Inc.

Greg MacRae(1)             President of CSI Capital Solutions        1998                    Nil
Director                   Inc.; Director of North Group
                           Limited, Mercury Partners & Company
                           Inc.; Director and Secretary of
                           Pacific Northwest Partners Limited;
                           Director of LML Payment of Systems
                           Inc.

Alex W. Blodgett(1)        President of Call Genie Inc.;             1998                    Nil
                           Director of Mercury Partners &
                           Company Inc., North Group Limited,
                           Pacific Northwest Partners Limited;
                           formerly: Independent Corporate
                           Finance Consultant; Vice-President,
                           Oxford Bancorp Inc.; Partner, Gordon
                           Capital Corporation; Vice-President of
                           Corporate Finance, Bankers Trust Company




(1)     Member  of  the  Audit  Committee.
(2) The shares are held by Geko Bank Corp. a company wholly owned by Tom S. Kusumoto.

The  Corporation does not have an executive committee of the board of directors.

                       STATEMENT OF EXECUTIVE COMPENSATION

Pursuant to applicable securities legislation, the Corporation is required to provide a summary of all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for the three most recently completed financial years in respect of the individuals comprised of the Chief Executive Officer and the other four most highly compensated executive officers of the Corporation whose individual total compensation for the most recently completed financial year exceed $100,000 and any individual who would have satisfied these criteria but for the fact that the individual was not serving as such an officer at the end of the most recently completed financial year (the "Named Executive Officers").

However, no Named Executive Officers of the Corporation received a combined salary and bonus in excess of $100,000 in any of the three most recently completed fiscal years of the Corporation. Set below is a summary of compensation paid during each of the three most recently completed financial years of the Corporation to its President.

SUMMARY  COMPENSATION  TABLE




                                   Annual Compensation      Long Term Compensation
                                   -------------------      ------------------------------------------
                                                            Awards                             Payouts
                                                            ------------------------------------------
                                                            Securities
Name                Year                                    Under Options/    Restricted
And                 Ended                                   SARS(1)           Shares or        LTIP(2)       All Other
Principal           December       Salary      Bonus        Granted           Share Units      Payouts       Compensation
Position            31              ($)         ($)           (#)                ($)             ($)             ($)
---------           --------       ------      -----        --------------    -----------      -------       ------------
Tom S. Kusumoto       2003         Nil         Nil          Nil               Nil              Nil           NIL
President             2002         Nil         Nil          Nil               Nil              Nil           NIL
and Secretary         2001         60,000(3)   Nil          Nil               Nil              Nil           NIL



(1)     Stock  appreciation  rights.
(2)     Long-term  incentive  plan.
(3)     Paid  as  fees  to  Geko  Bank  Corp.,  a company wholly-owned by Tom S.
        Kusumoto.

LONG  TERM  INCENTIVE  PLAN  ("LTIP")  AWARDS

The Corporation did not have an LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Corporation's securities) was paid or distributed to the Named Executive Officers, during the most recently completed financial year.

OPTION/STOCK APPRECIATION RIGHTS ("SAR") GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

There were no option/SAR grants during the most recently completed financial year.

AGGREGATED  OPTION/SAR  EXERCISES  DURING  THE MOST RECENTLY COMPLETED FINANCIAL
YEAR

The Named Executive Officers did not exercise any options/SARs in respect of the common shares of the Corporation during the most recently completed financial year.

TERMINATION  OF  EMPLOYMENT,  CHANGE  IN RESPONSIBILITY AND EMPLOYMENT CONTRACTS

Neither the Corporation, nor any of its subsidiaries, has had or has an employment contract with any Named Executive Officer in the Corporation's most recently completed or current financial year. The Corporation has no compensatory plan or arrangement with respect to a Named Executive Officer in the Corporation's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

COMPENSATION  OF  DIRECTORS

The Corporation has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Corporation for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as a consultant or an expert during the most recently completed financial year or subsequently, up to and including the date of this Proxy Circular. The directors are, however, reimbursed for expenses incurred in connection with their services as directors.

The Corporation does not currently have a formalized stock option plan for the granting of incentive stock options to the officers, employees and directors and did not grant stock options to the directors during the most recently completed financial year.

                  INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No individual who is or was a director, executive officer or senior officer of the Corporation, any proposed nominee for election as a director of the Corporation or any associate of such director or officer, is or was, at the end of the most recently completed financial year, indebted to the Corporation or any of its subsidiaries since the beginning of the most recently completed financial year of the Corporation, or is or has been indebted to another entity that is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Corporation or any of its subsidiaries during that period.

                              MANAGEMENT CONTRACTS

To the best of the knowledge of the directors and officers of the Corporation, management functions of the Corporation are not, to any substantial degree, performed by a person other than the directors and senior officers of the Corporation.

                  PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

SPECIAL  RESOLUTION  TO  CHANGE  THE  NAME  OF  THE  CORPORATION

The shareholders of the Corporation will be asked to vote for a special resolution (in substantially the form of resolution 1 set out in Schedule A attached hereto) to amend the Articles of the Corporation to change the name of the Corporation from "Mercury Partners & Company Inc." to "Middle Group Ventures Inc." or to such other name as determined by the directors and that is acceptable to the Yukon Registrar of Corporations and the TSX Venture Exchange and Paragraph 1 of the Articles of the Corporation be altered to read as follows: "1. Name of Corporation: "Middle Group Ventures Inc."" or to such other name as determined by the directors and that is acceptable to the Yukon Registrar of Corporations and the TSX Venture Exchange.

In addition, this special resolution authorizes the directors to revoke such resolution prior to it being acted upon without further approval of the shareholders of the Corporation.

In the absence of contrary directions, management of the Corporation intends to vote proxies in the accompanying form in favour of this special resolution. In order to be effective, the proposed resolution must be passed by not less than two-thirds of the votes cast in respect thereof by the shareholders of the Corporation who vote in respect of such resolution at the Meeting.

SPECIAL  RESOLUTION  TO  REDUCE  CAPITAL  STOCK  AND  DEFICIT  ACCOUNTS

The shareholders of the Corporation will be asked to vote for a special resolution (in substantially the form of resolution 2 set out in Schedule A attached hereto) to authorize and empower the directors of the Corporation to reduce the capital stock account of the Corporation by $1,486,119 and the deficit account of the Corporation by $1,486,119 by deducting these amounts from the capital stock and deficit accounts, respectively, as maintained by the Corporation. The board of directors is seeking a reduction in the capital stock account and deficit account as the board of directors may wish to declare a dividend in the future and in order to do so under the governing corporate legislation, the aggregate of the Corporation's assets cannot be less than the aggregate of the Corporation's liabilities and stated share capital of all classes.

In addition, this special resolution authorizes the directors to revoke such resolution prior to it being acted upon without further approval of the shareholders of the Corporation.

In the absence of contrary directions, management of the Corporation intends to vote proxies in the accompanying form in favour of this special resolution. In order to be effective, the proposed resolution must be passed by not less than two-thirds of the votes cast in respect thereof by the shareholders of the Corporation who vote in respect of such resolution at the Meeting.

ORDINARY  RESOLUTION  APPROVING  STOCK  OPTION  PLAN

The Corporation is proposing to adopt a stock option plan (the "Plan") in substantially the form presented to the directors of the Corporation which plan is attached hereto as Schedule B. The Plan will comply with the policies of the TSX Venture Exchange (the "Exchange") and will provide flexibility to the Corporation when it desires to grant stock options. The adoption of the Plan is subject to the approval of the Exchange, the shareholders of the Corporation and any other approvals that may be required under applicable securities legislation.

The purpose of the Plan is to allow the Corporation to grant options to its directors, officers and employees, as additional compensation, and as an opportunity to participate in the profitability of the Corporation. The granting of such options is intended to align the interests of such persons with that of the Corporation. Management of the Corporation considers it desirable and in the best interests of the Corporation to adopt the Plan for the granting of future stock options to directors, officers and employees.

The Plan provides that the aggregate number of common shares to be delivered upon the exercise of all stock options granted thereunder is limited to 10% of the Corporation's issued and outstanding common shares from time to time which, as at the date hereof, would be 818,373 common shares. The aggregate number of common shares that may be issued pursuant to the exercise of stock options to any one individual in a twelve-month period cannot exceed 5% of the issued and outstanding common shares of the Corporation. The board of directors has full authority to administer the Plan in accordance with the terms of the Plan.

The board of directors of the Corporation approved the Plan by a directors' resolution dated May 18, 2004. The shareholders of the Corporation will be asked to consider, and if thought fit, to pass an ordinary resolution (in substantially the form of resolution 3 set out in Schedule A attached hereto) to approve, adopt and ratify the Plan, in substantially the form presented to the directors of the Corporation. In addition, this resolution authorizes and empowers the directors of the Corporation to revoke this resolution at any time prior to it being acted upon without further approval of the shareholders of the Corporation.

In the absence of contrary directions, management of the Corporation intends to vote proxies in the accompanying form in favour of this ordinary resolution. In order to be effective, the proposed resolution must be passed by a simple majority of the votes cast by the shareholders of the Corporation who vote in respect of such resolution.

                             APPOINTMENT OF AUDITORS

Management of the Corporation will recommend at the Meeting that the shareholders of the Corporation reappoint Davidson & Company, Chartered Accountants, Vancouver, British Columbia as auditors of the Corporation until the next annual meeting of shareholders of the Corporation and authorize the directors to fix their remuneration. Davidson & Company, Chartered Accountants were appointed as auditors of the Corporation in September of 1998.

             INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no director or senior officer of the Corporation, or any associate or affiliate of such director or officer, has any material interest, direct or indirect, by way of beneficial ownership of common shares of the Corporation or otherwise, in any matter to be acted on at the Meeting, other than the election of directors or the appointment of auditors of the Corporation.

                  INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no insider of the Corporation, nor any proposed nominee for election as a director of the Corporation nor any associate or affiliate of such insider or proposed nominee has any material interest, direct or indirect, in any transaction since the beginning of the last financial year of the Corporation or in any proposed transaction which has materially affected or will materially affect the Corporation or any of its subsidiaries.

                          REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Corporation is Computershare Trust Company of Canada, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9.

                                 OTHER BUSINESS

Management of the Corporation knows of no other matters to come before the Meeting other than as referred to in the Notice of Meeting. However, if any other matters which are not known to the management of the Corporation, shall properly come before the Meeting, the Proxy given pursuant to the solicitation by management of the Corporation will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

                           APPROVAL OF PROXY CIRCULAR

The undersigned hereby certifies that the contents and the sending of this Proxy Circular have been approved by the directors of the Corporation.

THE FOREGOING CONTAINS NO UNTRUE STATEMENT OF A MATERIAL FACT AND DOES NOT OMIT TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN THE LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE.

IT IS AN OFFENCE UNDER CERTAIN SECURITIES LEGISLATION FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DATED  at  Vancouver,  British  Columbia,  this  18th  day  of  May,  2004.

                     BY  ORDER  OF  THE  BOARD  OF  DIRECTORS  OF
                     MERCURY  PARTNERS  &  COMPANY  INC.


                      /s/  Tom  S.  Kusumoto
                      ------------------------------------
                      Tom  S.  Kusumoto
                      President  and  Secretary

                                   SCHEDULE A


RESOLUTIONS  FOR  ANNUAL  AND  SPECIAL  MEETING

1.     SPECIAL  RESOLUTION  TO APPROVE THE CHANGE OF THE NAME OF THE CORPORATION

"BE  IT  RESOLVED  BY  SPECIAL  RESOLUTION  THAT:

1. the Corporation be and is hereby authorized to amend its Articles to change the Corporation's name from "Mercury Partners & Company Inc." to "Middle Group Ventures Inc." or to such other name as determined by the directors and that is acceptable to the Yukon Registrar of Corporations and the TSX Venture Exchange and Paragraph 1 of the Articles of the Corporation shall be altered to read as follows: "1. Name of the Corporation: "Middle Group Ventures Inc."" or to such other name as determined by the directors and that is acceptable to the Yukon Registrar of Corporations and the TSX Venture Exchange and the Articles of the Corporation be altered so that it will comply with the Business Corporations Act (Yukon);

2. each director and officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all such documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to this resolution (including, without limitation, the delivery of articles of amendment in the prescribed form to the Yukon Registrar of Corporations), the execution and delivery of any such document or the doing of any such other act or thing being conclusive evidence of such determination; and

3. notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, the directors of the Corporation may revoke this resolution at any time prior to the endorsement by the Yukon Registrar of a certificate of amendment and determine not to proceed with the amendment of the Articles of the Corporation, without further approval of the shareholders of the Corporation."

2. SPECIAL RESOLUTION TO REDUCE THE CAPITAL STOCK AND DEFICIT ACCOUNTS OF THE CORPORATION

"BE  IT  RESOLVED  BY  SPECIAL  RESOLUTION  THAT:

1. the capital stock account of the Corporation be reduced by $1,486,119 and the deficit account of the Corporation be reduced by $1,486,119, by deducting these amounts from the capital stock and deficit accounts, respectively, as maintained by the Corporation, and the directors of the Corporation be, and are hereby, authorized and empowered to revoke this resolution at any time prior to it being acted upon without further approval of the shareholders of the Corporation;

2. each director and officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all such documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to this resolution, the execution and delivery of any such document or the doing of any such other act or thing being conclusive evidence of such determination; and

3. notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, the directors of the Corporation may revoke this resolution at any time prior to it being acted upon without further approval of the shareholders of the Corporation."

3.  ORDINARY  RESOLUTION  TO  APPROVE  THE  ADOPTION  OF  THE  STOCK OPTION PLAN

"BE  IT  RESOLVED  BY  ORDINARY  RESOLUTION  THAT:

1. the stock option plan (the "Plan") of the Corporation substantially in the form presented to the directors of the Corporation and attached hereto as Schedule B to the Proxy Circular of the Corporation prepared for the purpose of the Meeting be and is hereby confirmed, ratified and approved and shall be adopted hereby as the stock option plan of the Corporation;

2. the form of the Plan may be amended in order to satisfy the requirements or requests of any regulatory authorities without requiring further approval of the shareholders of the Corporation;

3. each director and officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all such documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to this resolution, the execution and delivery of any such document or the doing of any such other act or thing being conclusive evidence of such determination; and

4. notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, the directors of the Corporation may revoke this resolution at any time prior to it being acted upon without further approval of the shareholders of the Corporation."

                                   SCHEDULE B

                         MERCURY PARTNERS & COMPANY INC.

                                STOCK OPTION PLAN


                                    ARTICLE 1
                                 PURPOSE OF PLAN

1.1 The purpose of the Stock Option Plan (the "Plan") of MERCURY PARTNERS & COMPANY INC. (the "Corporation"), a corporation incorporated under the Business Corporations Act (Yukon) is to advance the interests of the Corporation by encouraging the directors, officers, employees and consultants of the Corporation, and of its subsidiaries or affiliates, if any, by providing them with the opportunity, through options, to acquire common shares in the share capital of the Corporation (the "Shares"), thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

                                    ARTICLE 2
                             ADMINISTRATION OF PLAN

2.1 The Plan shall be administered by the board of directors of the Corporation or by a special committee of the directors appointed from time to time by the board of directors of the Corporation pursuant to rules of procedure fixed by the board of directors (such committee or, if no such committee is appointed, the board of directors of the Corporation is hereinafter referred to as the "Board"). A majority of the Board shall constitute a quorum and the acts of a majority of the directors present at any meeting at which a quorum is present, or acts unanimously by consent in writing, shall be the acts of the directors.

2.2 Subject to the provisions of the Plan, the Board shall have authority to construe and interpret the Plan and all option agreements entered into thereunder, to define the terms used in the Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for the administration of the Plan. All determinations and interpretations made by the Board shall be binding and conclusive on all Optionees (as defined herein) under the Plan and on their legal personal representatives and beneficiaries.

2.3 Each option to purchase Shares granted hereunder may be evidenced by an agreement in writing, signed on behalf of the Corporation and by the Optionee (as defined herein), in such form as the Board shall approve. Each such agreement shall recite that it is subject to the provisions of this Plan.

                                    ARTICLE 3
                              STOCK EXCHANGE RULES

3.1 All options granted pursuant to this Plan shall be subject to rules and policies of any stock exchange or exchanges on which the Shares are then listed and any other regulatory body having jurisdiction hereinafter (hereinafter collectively referred to as, the "Exchange").

                                    ARTICLE 4
                             SHARES SUBJECT TO PLAN

4.1 Subject to adjustment as provided in Article 15 hereof, the Shares to be offered under the Plan shall consist of authorized but unissued common shares of the Corporation. The aggregate number of Shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Corporation from time to time. If any option granted hereunder shall expire or terminate for any reason in accordance with the terms of the Plan without being exercised, the unpurchased Shares subject thereto shall again be available for the purpose of this Plan.

                                    ARTICLE 5
                        MAINTENANCE OF SUFFICIENT CAPITAL

5.1 The Corporation shall at all times during the term of the Plan keep available such numbers of Shares as will be sufficient to satisfy the requirements of the Plan.

                                    ARTICLE 6
                          ELIGIBILITY AND PARTICIPATION

6.1 Directors, officers, consultants and employees of the Corporation or any of its subsidiaries and employees of a person or company which provides management services to the Corporation or any of its subsidiaries ("Management Company Employees") shall be eligible for selection to participate in the Plan (such persons collectively referred to as the "Optionees" and individually, an "Optionee"). Subject to compliance with applicable requirements of the Exchange, Optionees may elect to hold options granted to them in an incorporated entity wholly owned by them and such entity shall be bound by the Plan in the same manner as if the options were held by the Optionee.

6.2 Subject to the terms hereof, the Board shall determine to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted and vested, and the number of Shares to be subject to each option. In the case of employees or consultants of the Corporation or Management Company Employees, the option agreements to which they are a party must contain a representation of the Corporation that such employee, consultant or Management Company Employee, as the case may be, is a bona fide employee, consultant or Management Company Employee of the Corporation or any of its subsidiaries.

6.3 An Optionee who has been granted an option may, if such Optionee is otherwise eligible, and if permitted under the policies of the Exchange, be granted an additional option or options if the Board shall so determine.

                                    ARTICLE 7
                                 EXERCISE PRICE

7.1

(a) The exercise price of the Shares subject to each option shall be determined by the Board, subject to applicable Exchange approval, at the time any option is granted. In no event shall such exercise price be lower than the exercise price permitted by the Exchange.

(b) Once the exercise price has been determined by the Board, accepted by the Exchange and the option has been granted, the exercise price of an option may be reduced upon receipt of Board approval, provided that in the case of options held by Insiders of the Corporation (as defined in the policies of the Exchange), the exercise price of an option may be reduced only if disinterested shareholder approval is obtained.

                                    ARTICLE 8
                            NUMBER OF OPTIONED SHARES

8.1

(a) The number of Shares subject to an option granted to any one Optionee shall be determined by the Board, but no one Optionee shall be granted an option which exceeds the maximum number permitted by the Exchange.

(b) No single Optionee may be granted options to purchase a number of Shares equaling more than 5% of the issued common shares of the Corporation in any twelve-month period unless the Corporation has obtained disinterested shareholder approval in respect of such grant and meets applicable Exchange requirements.

(c) Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued common shares of the Corporation in any twelve-month period to any one Consultant of the Corporation (or any of its subsidiaries).

(d) Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued common shares of the Corporation in any twelve-month period to employees of the Corporation (or any of its subsidiaries) conducting Investor Relation Activities (as such term is defined in the policies of the Exchange). Options granted to persons performing Investor Relations Activities will contain vesting provisions such that vesting occurs over at least twelve months with no more than 1/4 of the options vesting in any three-month period.

                                    ARTICLE 9
                               DURATION OF OPTION

9.1 Each option and all rights thereunder shall be expressed to expire on the date set out in the option agreement and shall be subject to earlier termination as provided in Articles 11 and 12, provided that in no circumstances shall the duration of an option exceed the maximum term permitted by the Exchange. For greater certainty, if the Corporation is listed on the TSX Venture Exchange Inc. (the "TSX-V") the maximum term may not exceed 10 years if the Corporation is classified as a "Tier 1" corporation by the TSX-V, and the maximum term may not exceed five years if the Corporation is classified as a "Tier 2" corporation by the TSX-V.

                                   ARTICLE 10
                    OPTION PERIOD, CONSIDERATION AND PAYMENT

10.1

(a) The option period shall be a period of time fixed by the Board not to exceed the maximum term permitted by the Exchange, provided that the option period shall be reduced with respect to any option as provided in Articles 11 and 12 covering cessation as a director, officer, consultant, employee or Management Company Employee of the Corporation or any of its subsidiaries or death of the Optionee.

(b) Subject to any vesting restrictions imposed by the Exchange, the Board may, in it sole discretion, determine the time during which options shall vest and the method of vesting, or that no vesting restriction shall exist.

(c) Subject to any vesting restrictions imposed by the Board, options may be exercised in whole or in part at any time and from time to time during the option period. To the extent required by the Exchange, no options may be exercised under this Plan until this Plan has been approved by a resolution duly passed by the shareholders of the Corporation.

(d) Except as set forth in Articles 11 and 12, no option may be exercised unless the Optionee is at the time of such exercise a director, officer, consultant, or employee of the Corporation or any of its subsidiaries or a Management Company Employee of the Corporation or any of its subsidiaries.

(e) The exercise of any option will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, addressed to the Secretary of the Corporation, specifying the number of Shares with respect to which the option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such Shares with respect to which the option is exercised. Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment. Neither the Optionee nor his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any common shares of the Corporation unless and until the certificates for the Shares issuable pursuant to options under the Plan are issued to him or them under the terms of the Plan.

(f) Notwithstanding any of the provisions contained in this Plan or in any option, any and all obligations of the Corporation whatsoever to issue Shares to an Optionee pursuant to the exercise of an option and/or this Plan shall at all times be subject to:

(i) completion of such registration or other qualification of such Shares or obtaining approval of such governmental authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(ii) the Corporation being satisfied that the issuance of such Shares shall not (whether with notice or the passage of time or both) breach, violate or be contrary to any of its constating documents, partnership agreements, applicable laws, regulations, Exchange rules and policies and agreements to which it is a party;

(iii) the admission of such Shares to listing on any Exchange on which the Shares may be then listed; and

(iv) the receipt from the Optionee of such representations, agreements and undertaking, including as to future dealings in such Shares, as the Corporation or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

In this regard, the Corporation shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Shares in compliance with applicable securities laws and for the listing of such Shares on any Exchange on which the Shares are then listed.

                                   ARTICLE 11
            CEASING TO BE A DIRECTOR, OFFICER, CONSULTANT OR EMPLOYEE

11.1 Subject to Article 11.2, if an Optionee ceases to be a director, officer, employee, consultant or Management Company Employee of the Corporation or any of its subsidiaries as a result of having been dismissed from any such position for cause, all unexercised option rights of that Optionee under the Plan shall immediately become terminated and shall lapse, notwithstanding the original term of the option granted to such Optionee under the Plan.

11.2 If an Optionee ceases to be either a director, officer, employee, consultant or Management Company Employee of the Corporation or any of its subsidiaries for any reason other than as a result of having been dismissed for cause as provided in Article 11.1 or as a result of the Optionee's death, such Optionee shall have the right for a period of ninety (90) days (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of ceasing to be either a director, employee, consultant or Management
Company Employee to exercise his option under the Plan to the extent that the Optionee was entitled to exercise it on the date of ceasing to be either a director, officer, employee, consultant or Management Company Employee. Upon the expiration of such ninety (90) day period all unexercised option rights of that Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Optionee under the Plan.

11.3 If an Optionee engaged in providing Investor Relations Activities to the Company ceases to be employed in providing such Investor Relations Activities, such Optionee shall have the right for a period of thirty (30) days (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of ceasing to provide such Investor Relations Activities to exercise his option under the Plan to the extent that the Optionee was entitled to exercise it on the date of ceasing to provide such Investor Relations Activities. Upon the expiration of such thirty (30) day period all unexercised option rights of that Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Optionee under the Plan.

11.4 Nothing contained in the Plan, nor in any option granted pursuant to the Plan, shall as such confer upon any Optionee any right with respect to continuance as a director, consultant, employee or Management Company Employee of the Corporation or of any of its subsidiaries.

11.5 Options shall not be affected by any change of employment of any director, officer, employee, consultant or Management Company Employee.

                                   ARTICLE 12
                                DEATH OF OPTIONEE

12.1 In the event of the death of any Optionee, the legal representatives of the deceased Optionee shall have the right for a period of one year (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of death of the deceased Optionee to exercise the deceased Optionee's option under the Plan to the extent that it was exercisable on the date of death. Upon the expiration of such period all unexercised option rights of the deceased Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to the deceased Optionee under the Plan.

                                   ARTICLE 13
                               RIGHTS OF OPTIONEE

13.1 No person entitled to exercise any option granted under the Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of such option until certificates representing such Shares shall have been issued and delivered.

                                   ARTICLE 14
                          PROCEEDS FROM SALE OF SHARES

14.1 The proceeds from the sale of Shares issued upon the exercise of options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine.

                                   ARTICLE 15
                                   ADJUSTMENTS

15.1 If the outstanding common shares of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Corporation through re-organization, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation, an appropriate and proportionate adjustment shall be made by the Board in its discretion in the number or kind of Shares optioned and the exercise price per Share, as regards previously granted and unexercised options or portions thereof, and as regards options which may be granted subsequent to any such change in the Corporation's capital. Adjustments under this Article shall be made by the Board whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional shares shall be required to be issued under the Plan on any such adjustment.



15.2 Upon the liquidation or dissolution of the Corporation, the Plan shall terminate, and any options theretofore granted hereunder shall terminate. In the event of a re-organization, merger or consolidation of the Corporation with one or more corporations as a result of which the Corporation is not the surviving corporation, or upon the sale of substantially all of the property or more than eighty (80%) percent of the then outstanding common shares of the Corporation to another corporation (a "Change of Control") all options granted which have not yet vested shall immediately vest without consideration as to time or any other vesting provision set forth in the Plan or stock option agreement governing such options, provided that such vesting is not in violation of the then current policies of the Exchange, if applicable, and all Optionees then entitled to exercise options then outstanding shall have the right at such time immediately prior to consummation of the Change of Control to exercise their options to the full extent not theretofore exercised. Upon consummation of the Change of Control, the Plan shall terminate and any options theretofore granted hereunder that remain unexercised upon termination shall also terminate.

                                   ARTICLE 16
                                 TRANSFERABILITY

16.1 All benefits, rights and options accruing to any Optionee in accordance with the terms and conditions of the Plan shall not be transferable or assignable unless specifically provided herein or to the extent, if any, permitted by the Exchange. During the lifetime of an Optionee any benefits, rights and options may only be exercised by the Optionee.

                                   ARTICLE 17
                        AMENDMENT AND TERMINATION OF PLAN

17.1 Subject to applicable approval of the Exchange, the Board may, at any time, suspend or terminate the Plan. Subject to applicable approval of the Exchange, the Board may also at any time amend or revise the terms of the Plan; provided that no such amendment or revision shall alter the terms of any options theretofore granted under the Plan, unless shareholder approval, or disinterested shareholder approval, as the case may be, is obtained for such amendment or revision.

                                   ARTICLE 18
                               NECESSARY APPROVALS

18.1 The ability of an Optionee to exercise options and the obligation of the Corporation to issue and deliver Shares in accordance with the Plan is subject to any approvals which may be required from shareholders of the Corporation and any regulatory authority or Exchange having jurisdiction over the securities of the Corporation. If any Shares cannot be issued to any Optionee for whatever reason, the obligation of the Corporation to issue such Shares shall terminate and any option exercise price paid to the Corporation will be returned to the Optionee.

                                   ARTICLE 19
                             EFFECTIVE DATE OF PLAN

19.1 The Plan has been adopted by the Board subject to the approval of the Exchange and, if so approved, subject to the discretion of the Board, the Plan shall become effective upon such approvals being obtained.

                                   ARTICLE 20
                                 INTERPRETATION

20.1 The Plan will be governed by and construed in accordance with the laws of the Province of British Columbia.

20.2 In this Plan, capitalized terms used herein that are not otherwise defined herein shall have the meaning ascribed thereto in the Corporate Finance Manual of the TSX-V and in particular, in Policies 1.1 and 4.4 of said Corporate Finance Manual.

20.3 Nothing in this Plan or in any option shall confer upon any director, officer, employee, consultant or Management Company Employee any right to continue in the employ of the Corporation or any of its subsidiaries or affect in any way the right of the Corporation or any of its subsidiaries to terminate his employment at any time; nor shall anything in this Plan or in any option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any of its subsidiaries to extend the employment of any Optionee beyond the time that he would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any of its subsidiaries or beyond the time at which he would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any of its subsidiaries.

20.4 Nothing in this Plan or any option shall confer on any Optionee any right to continue providing ongoing services to the Corporation or affect in any way the right of the Corporation or any such entity to terminate his, her or its contract at any time, nor shall anything in this Plan or any option be deemed or construed as an agreement, or an expression of intent, on the part of the Corporation or any such entity to extend the time for the performance of the ongoing services beyond the time specified in the contract with any such entity.

20.5     References  herein  to  any  gender  include  all  genders.

MADE by the board of directors of the Corporation as evidenced by the signature of the following officer duly authorized in that behalf effective the 18th day of May, 2004.


                                       MERCURY  PARTNERS  &  COMPANY  INC.


                                       By:  /s/  Tom  S.  Kusumoto
                                          ------------------------------------
                                          Name:  Tom  S.  Kusumoto
                                          Title:  President  and  Secretary

                         MERCURY PARTNERS & COMPANY INC.

                      SUPPLEMENTAL MAILING LIST RETURN CARD

                TO REGISTERED AND BENEFICIAL SECURITY HOLDERS OF
               MERCURY PARTNERS & COMPANY INC. (THE "CORPORATION")

National Instrument 54-101 provides registered and beneficial shareholders with the opportunity to elect annually to have their name added to an issuer's supplemental mailing list in order to receive interim financial statements of the Corporation. These reports are also available for review on the SEDAR website www.sedar.com along with all other information released by the Corporation. If you are interested in receiving such statements, by mail, fax or e-mail, please complete and return this form to the Corporation at the following address:


                          MERCURY PARTNERS & COMPANY INC.
                           SUITE 613, 375 WATER STREET
                           VANCOUVER, BRITISH COLUMBIA
                                     V6B 5C6

I HEREBY CERTIFY that I am a shareholder of the Corporation, and as such, request that you add me to your supplemental mailing list.


________________________________________________________________________________
Name  -  Please  Print

________________________________________________________________________________
Address/  city/  Province/  Postal  Code

__________________________     ________________________
Signature                    Date

___________________________________________________
e-mail  address

Method  of  communication:     _____  e-mail*     _____  mail

*If you wish to receive electronic notification of the availability and/or release of supplemental information, please read the attached "Consent to Electronic Delivery of Documents" form and provide your e-mail address above. Please ensure that your mailing address is complete, in the event that electronic delivery fails, you may receive information by mail.


--------------------------------------------------------------------------------
  THE CONSENT TO ELECTRONIC DELIVERY OF DOCUMENTS FORM MUST BE SIGNED TO RECEIVE
                           INFORMATION ELECTRONICALLY
--------------------------------------------------------------------------------

                   CONSENT TO ELECTRONIC DELIVERY OF DOCUMENTS

1. I acknowledge that access to both Internet e-mail and the World Wide Web is required in order to access documents electronically. I may receive by e-mail notification of the availability of a document in electronic format. The notification e-mail may or may not contain the actual document. If not, the notification e-mail will contain a web address (or hyperlink) where the document can be found. By entering this address into my web browser, I can view, download and print the document from my computer.

2. I acknowledge documents distributed electronically may be distributed in Adobe's Portable Document Format (PDF). The Adobe Acrobat Reader software is required to view documents in PDF format. The Reader software is available free of charge from Adobe's web site at www.adobe.com. The Reader software must be correctly installed on my system before I will be able to view documents in PDF format.

3. I acknowledge that I may receive at no cost from the deliverer(s) a paper copy of any documents delivered electronically if I contact the deliverer by regular mail (Suite 613, 375 Water Street, Vancouver, British Columbia, V6B
5C6).

4. For the above named issuer(s) the documents will be maintained for a minimum of 6 months and a maximum of 12 months from the date of posting to the web site. Specific cancellation dates will be noted on the documents themselves.

5. I understand that I will be provided with a paper copy of any document intended to be delivered electronically, if electronic delivery fails.

6. I understand that my consent may be removed or changed, including any change in electronic mail address to which documents are delivered at any time by notifying the deliverer of such revised or revoked consent by regular mail (Suite 613, 375 Water Street, Vancouver, British Columbia, V6B 5C6).

7.     I  understand  that  I am not required to consent to electronic delivery.

I have read and understand this "Consent to Electronic Delivery of Documents" form and consent to the electronic delivery of the documents listed above that the deliverer elects to deliver to me electronically, all in accordance with my instructions above.

-------------------------------        ---------------------------------------
(Name)                                 (Postal  Address)



--------------------------------------
SIGNATURE  OF  SHAREHOLDER

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant:  MERCURY  PARTNERS  &  COMPANY  INC.
             -----------------------------------



By:          /s/  Tom  S.  Kusumoto
             -----------------------------------
             TOM  S.  KUSUMOTO,  PRESIDENT


Date:        July  6,  2004
             -----------------------------------